UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 08, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED – NOTICE OF ANNUAL GENERAL
MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code – BIANG
(“AngloGold Ashanti” or the “Company”)

8 April 2019
NEWS RELEASE
NOTICE OF ANNUAL GENERAL MEETING
The notice of the 75
th
Annual General Meeting of AngloGold Ashanti (AGM), which incorporates summarised financial statements for the year ended 31 December 2018, has been distributed to AngloGold Ashanti shareholders on Friday, 5 April 2019.
The AGM will be held on Thursday, 9 May 2019 at the Auditorium, 76 Rahima Moosa Street, Newtown,
Johannesburg, South Africa, at 09:00 am (SA time).

Salient dates:

•
   The record date for the purposes of receiving notice of the AGM (being the date on which a shareholder must be registered in the Company’s register of shareholders in order to receive the notice of AGM), was at the close of business on Friday, 22 March 2019 (Notice Record Date).

•
   The record date for the purposes of participating in and voting at the AGM (being the date on which a shareholder must be registered in the Company’s register of shareholders in order to participate in and vote at the AGM) shall be the close of business on Friday, 26 April 2019 (Voting Record Date).
•    Last day to trade in AngloGold Ashanti securities in order to be eligible to participate in and vote at the
AGM is Tuesday, 23 April 2019.
The AngloGold Ashanti’s suite of 2018 annual reports is available on the Company’s website
(www.aga-reports.com) .
ENDS
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 08, 2019
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance